UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 5)

PokerTek, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

730864204
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 730864204	13G	Page 2 of 7 Pages

1.	Name of Reporting Person Gehrig H. White

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 629,976 (See Item 4)
*6. Shared Voting Power –0– (See Item 4)
7. Sole Dispositive Power 629,976 (See Item 4)
8. Shared Dispositive Power – 0– (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 629,976
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11.	Percent of Class Represented by Amount in Row (9) 7.30%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 730864204	13G	Page 3 of 7 Pages

1.	Name of Reporting Person GHW Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 611,760 (See Item 4)
*6. Shared Voting Power –0– (See Item 4)
7. Sole Dispositive Power 611,760 (See Item 4)
8. Shared Dispositive Power – 0– (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 611,760
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11.	Percent of Class Represented by Amount in Row (9) 7.09%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 730864204	13G	Page 4 of 7 Pages

Item 1	(a)	Name of Issuer:

PokerTek, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1150 Crews Road, Suite F Matthews, North Carolina 28105

Item 2	(a)	Name of Persons Filing:

(i)  Gehrig H. White
(ii) GHW Enterprises, LLC
This is a joint filing by the persons filing pursuant to Rules 13d-1(d) and Rule 13d-1(k) but not a group filing.  Attached as Exhibit 99.1 is a copy of an agreement between the persons filing with respect to the joint filing of this Schedule 13G on behalf of each of them.

	(b)	Address of Principal Office or, if none, Residence:

As to (i) 1150 Crews Road, Suite F Matthews, North Carolina 28105 As to (ii) 4620 Montibello Drive Charlotte, North Carolina 28226

	(c)	Citizenship or Place of Organization:

As to (i) United States As to (ii) North Carolina

	(d)	Title of class Securities:

Common Stock, no par value (“Common Stock”)

	(e)	CUSIP Number:

730864204

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 730864204	13G	Page 5 of 7 Pages

Item 4.	Ownership:

(a) Amount beneficially owned:

(i) 629,976 shares of Common Stock (ii) 611,760 shares of Common Stock

(b) Percent of Class:

(i)           7.30%
(ii)           7.09%
The percentage used herein is rounded to the nearest tenth and based on 8,625,498 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10Q filed on November 13, 2012.

(c) Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote

(i)           629,976 shares  of Common Stock
(ii)           611,760 shares  of Common Stock

(ii)           Shared power to vote or to direct the vote

(i)           –0–
(ii)           –0–

(iii)           Sole power to dispose or to direct the disposition of

(i)           629,976 shares  of Common Stock
(ii)           611,760 shares  of Common Stock

(iv)           Shared power to dispose or to direct the disposition of

(i)           –0–
(ii)           –0–

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 730864204	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

/s/ Gehrig H. White
Gehrig H. White

GHW ENTERPRISES, LLC

/s/ Gehrig H. White
Gehrig H. White, as Manager

CUSIP No. 730864204	13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1
Joint Filing Agreement, dated January 30, 2006, by and between Gehrig H. White and GHW Enterprises, LLC, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, incorporated by reference to the Schedule 13G filed by Gehrig H. White and GHW Enterprises, LLC on March 21, 2006.